Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity ATLAS SOUTH SEA PEARL LTD
ABN 32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN P BIRKBECK
Date of last notice	13th JULY 2007

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	SP & K Birkbeck Holdings Pty Ltd <SP & K Birkbeck Superannuation Fund A/C>
Date of change	16th July 2007
No. of securities held prior to change	600,000
Class	Ordinary Shares
Number acquired	Nil
Number disposed	200,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$89,806

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	400,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

_______________________________
SIMON ADAMS
Company Secretary

17th July 2007

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	30/9/2001